UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*
_____________

Romeo Power, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

749641106

(CUSIP Number)

Tonit M. Calaway
BorgWarner Inc.
3850 Hamlin Road
Auburn Hills, Michigan 48326
(248) 754-9200

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

February 18, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 749641106

1	NAME OF REPORTING PERSONS BorgWarner Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (See Instructions) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,315,399
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 19,315,399
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,315,399
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*Represents the percentage ownership based on 134,137,938 shares of Common Stock outstanding as of November 8, 2021 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2021.

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 29, 2020 (the “Schedule 13D”) by the Reporting Person relating to shares of common stock, par value $.00001 per share (“Common Stock”), of Romeo Power, Inc. (the “Issuer”).

Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule D is hereby amended and restated as follows:

The information in Items 3 and 6 of this Schedule 13D is incorporated by reference.

BorgWarner acquired the securities of the Issuer for strategic investment purposes, having acquired securities of Romeo Systems, Inc. (now a subsidiary of the Issuer) (“Romeo Systems”) in May 2019 as part of its effort to expand its electrification portfolio and systems expertise. BorgWarner currently intends to liquidate its investment in the Issuer through sales of Romeo Common Stock over a period of time. The timing and method for liquidating BorgWarner’s investment in the Issuer will be determined based on various factors, including but not limited to market conditions and other factors that BorgWarner deems relevant to its investment decision. However, BorgWarner intends to review and evaluate its investment in the Issuer on a continuous basis, and subject to compliance with applicable laws, rules and regulations, BorgWarner may in the future take further actions with respect to its investment in the Issuer as it deems appropriate with respect to any or all matters required to be disclosed in this Schedule 13D, including without limitation changing its intentions or engaging in any hedging or other derivative transactions with respect to Romeo Common Stock.
BorgWarner Ithaca LLC, a wholly-owned subsidiary of BorgWarner (“BorgWarner Ithaca”), formed a joint venture (the “JV”) with Romeo Systems in June 2019, which at the time of formation was owned 60% by BorgWarner Ithaca and 40% by Romeo Systems.  On February 4, 2022, Romeo Systems acquired BorgWarner Ithaca’s entire membership interest in the JV.  The respective rights of BorgWarner and Romeo Systems in respect of the JV were set forth in a Joint Venture Operating Agreement (the “JV Agreement”) and in an Intellectual Property License Agreement (the “License Agreement”), each entered into in May 2019, copies of which are attached hereto as Exhibits 2 and 3, respectively.  The surviving provisions of these agreements, which were terminated effective February 4, 2022:
•	provide a license to the Issuer and BorgWarner of the JV’s intellectual property rights;
•	grant BorgWarner a right of first refusal to manufacture certain products in the Romeo Systems field if Romeo Systems proposes to expand its manufacturing capacity;
•
provide BorgWarner broad commercial rights to commercialize Romeo IP (or the option to acquire those rights for a payment) under circumstances involving the Issuer’s insolvency or an event of default under any debt instrument;

BorgWarner may, at any time or from time to time, exercise its rights under the JV Agreement and the License Agreement, and BorgWarner’s exercise of any such rights may relate to or result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.
Upon the consummation of the Business Combination, certain stockholders of the Issuer, including BorgWarner, entered into a Stockholders’ Agreement (the “Stockholders’ Agreement”) with the Issuer, pursuant to which (i) BorgWarner agreed to vote its securities of the Issuer in favor of directors nominated by certain other stockholders of the Issuer for so long as such stockholders maintain ownership of a certain percentage interests in the Issuer, and (ii) BorgWarner has the right to designate one director for election to the Issuer’s board of directors (the “Romeo Board”) for so long as BorgWarner maintains ownership of at least 7,677,071 shares of Romeo Common Stock, equating to 5% of the securities of the Issuer that were issued and outstanding as of the closing of the Business Combination.  A copy of the Stockholders’ Agreement is attached hereto as Exhibit 4. The director that BorgWarner designates may have influence over the corporate activities of the Issuer, including activities that may relate to transactions described in clauses (a) through (j) of Item 4 of Schedule 13D, and therefore, BorgWarner may indirectly have such influence.

Laurene Horiszny, a consultant to BorgWarner and previously BorgWarner’s Chief Compliance and Privacy Officer, is currently serving as a member of the Romeo Board as BorgWarner’s designee under the Stockholders’ Agreement, and she has been appointed to serve on the Finance and Investment Committee of the Romeo Board. Should Ms. Horiszny resign as a member of the Romeo Board at a time that BorgWarner still has its right to designate a director on the Romeo Board, BorgWarner will have the right to appoint Ms. Horiszny’s successor.
The foregoing descriptions of the JV Agreement, the License Agreement and the Stockholders’ Agreement do not purport to be complete and are subject to, and are qualified in their entirety by, the full text of the JV Agreement, the License Agreement and the Stockholders’ Agreement, which were filed as Exhibits 2, 3 and 4, respectively, to the Schedule 13D and incorporated herein by reference.
Except as described in this Item 4, BorgWarner does not have any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D, provided that BorgWarner, at any time and from time to time, may review or reconsider and change its positions and/or intentions.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2022

BORGWARNER INC.

By:	/s/ Tonit M. Calaway
Name:	Tonit M. Calaway
Title:	Executive Vice President, Chief Administrative Officer, General Counsel and Secretary